LIETUVOS TELEKOMAS

AKCINĖ BENDROVĖ „LIETUVOS TELEKOMAS"

Code 2121543 Savanorių pr. 28, LT-2600 Vilnius, (Lithuania) Lietuva Tel. +370 46 48 15 11 Fax +370 5 212 66 65
VAT code 212154314 Register of Enterprises of the Republic of Lithuania, the Registrar – State Land Cadastre and Register (V. Kudirkos g. 18, LT-2600 Vilnius)

US Securities and Exchange Commission Division
of Corporation Finance
Office of International [redacted]
Mail Stop 0302
450 Fifth Street NW
Washington DC 2054

Fax. (202) 942 95 25

03032519

03-10-2003 No. 26

SUPPL

03 OCT -3 AM 7:21

No. of pages: 1+1

Re: **AB Lietuvos Telekomas (File No. 82-5086)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Material Event

Ladies and Gentlemen:

On behalf of AB Lietuvos Telekomas (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is copy of the document listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Lithuania or of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE"), the National Stock Exchange of Lithuania ("NSEL"), the UK Listing Authority ("UKLA") or the Lithuanian Securities Commission ("LSC") and which was or will be made public by such exchanges or authorities or (iii) has distributed or become required to distribute to its security holders:

1. Announcement of Material Event

If you should have any questions or comments, please call the undersigned at +370 5 236 78 78, mob. +370 650 82 123, fax. +370 5 231 38 60.

Very truly yours,

D Džiaugys

Darius Džiaugys
Senior Specialist Investor Relations

PROCESSED
OCT 09 2003
THOMSON
FINANCIAL

dlw 10/6

Encl.: 1. Announcement (1 page)

File No. 82-5086

File No. 82-5086

LIETUVOS TELEKOMAS

Announcement of Material Event

1. AB Lietuvos Telekomas, company's code in register: 2121543, Savanoriu ave. 28,
(type of the Issuer, company's name,register code, address)
2600 Vilnius, Republic of Lithuania

2. Lithuanian Securities Commission, National Stock Exchange of Lithuania,
(indicate the institutions to whom this announcement has been or is to be presented)
Lietuvos Rytas daily, Baltic News Service

3. On 2 October 2003, the Board of AB Lietuvos Telekomas approved the member list
(description of the material event and the date of material event)
of the Company's Audit and Remuneration committees. The approved member list of the Audit committee includes the following members of the Board of AB Lietuvos Telekomas: Matti Hyyrynen, Timo Virtenen and Kennet Radne. The approved member list of the Remuneration committee includes the following members of the Board of AB Lietuvos Telekomas: Gintautas Zintelis, Andrius Sukys and Morgan Ekberg.
The Board approved the transfer all the shares of UAB Lintkom owned by AB Lietuvos Telekomas to UAB Lintel.

4. Announcement is not considered confidential
(if the announcement is considered confidential, the reason and expire date of confidentiality are to be indicated)

5. Egle Gudelyte-Harvey, Director of Legal Division
(name, surname and office phone numbers of person authorised by the Issuer to provide additional information about
tel. + 370 5 236 72 92
material event)

6. General Manager Kjell-Ove Blom .... 3 October 2003
(name, surname and signature of the Head of the Issuer's Administration (name, surname and signature of the person authorised by the Head of the Issuer's Administration in writing, if notified person is institutions, the name, surname and signature of the Head of institution administration), date of signing)

AKCINĖ BENDROVĖ LIETUVOS TELEKOMAS * VILNIUS * DOKUMENTAMS